Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 29, 2025, Taoping Inc. (“TAOP”) and Taoping Holdings Limited (“THL”), a wholly owned subsidiary of TAOP, entered into a share purchase agreement with Skyladder Holding Limited to acquire 100% equity interest in Skyladder Group Limited (“SGL”) (the “Acquisition”). The Acquisition was consummated on November 26, 2025, and as a result, SGL became a wholly owned subsidiary of THL. The ownership of SGL by THL will be beneficial to the synergy of the Company’s business integration. Pursuant to the share purchase agreement, as amended (the “Purchase Agreement”), the total maximum consideration for the Acquisition on the Purchase Agreement date is RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company, with no par value per share (the “Consideration Shares”). The Consideration Shares are to be issued in a single batch within 10 business days after all closing conditions have been satisfied or waived and the equity transfer of the Target has been completed in Hong Kong. All of the Consideration Shares are subject to forfeiture in the event that SGL fails to meet specified revenue and net profit (after tax) targets (the “Performance Targets”) for various time periods as set forth in the Purchase Agreement. The fair value of the Consideration Shares as of the acquisition date, determined based on the probability-weighted assessment of achieving the Performance Targets, is reflected in the purchase price allocation set out in Note 2 below.

The unaudited Pro Forma Condensed Combined Financial Information set out below has been prepared in accordance with Article 11 of Regulation S-X, as amended by the Securities and Exchange Commission (“SEC”) Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses, using accounting policies in accordance with principles generally accepted in the United States of America (“US GAAP”).

The Unaudited Pro Forma Condensed Combined Balance Sheets as of June 30, 2025 give the effect to the Acquisition as if it had occurred on June 30, 2025. The Unaudited Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2025 and for the year ended December 31, 2024 give effect to the Acquisition as if it had occurred on January 1, 2025 and 2024, respectively.

The unaudited Pro Forma Condensed Combined Financial Information reflects transaction-related adjustments management believes are necessary to present fairly TAOP’s Pro Forma Financial Statements. No adjustments have been made to reflect the potential operating synergies and administrative cost savings or the costs of integration activities that could result from the Acquisition.

The unaudited Pro Forma Condensed Combined Financial Information has been prepared for illustrative purposes only. The hypothetical position or results included in the unaudited Pro Forma Condensed Combined Financial Information may differ from SGL’s actual financial position or results. The unaudited Pro Forma Condensed Combined Financial Information has been prepared on the basis set out in the notes below and has been prepared in a manner consistent with the accounting policies applied by TAOP in its historical financial statements for the six months ended June 30, 2025 and for the year ended December 31, 2024.

The unaudited Pro Forma Condensed Combined Financial Information may not be indicative of the results of operations that would have occurred if the transactions reflected therein had been in effect on the dates indicated or the results that may be obtained in the future.

The unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with: (1) the consolidated financial statements and related notes of TAOP which were included in the Annual Report on Form 20-F of TAOP for the year ended December 31, 2024 filed with the SEC on April 29, 2025, and Form 6-K for the six months ended June 30, 2025 filed with the SEC on October 1, 2025 and (2) the unaudited financial statements and related notes of Shenzhen Smart Skyladder IoT Co., Ltd. and its subsidiary, Tianjin Zeyuan Elevator Co., Ltd. (collectively “Shenzhen Skyladder” or “SZSS”) and Tianjin Weida Elevator Co., Ltd. (“Tianjin Weida” or “TJWD”) as of and for the six months ended June 30, 2025, and their audited financial statements as of and for the year ended December 31, 2024.

Taoping Inc.

Unaudited Pro Forma

Condensed Combined Balance Sheets

As of June 30, 2025

				Transaction
				Accounting		Pro Forma
	TAOP	SZSS	TJWD	Adjustments	Note 3	Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,172,690	$40,783	$52,783	$32,601	(a)	$2,298,857
Accounts receivable, net	7,960,652	1,099,037	415,721			9,475,410
Advances to suppliers	7,651,067	231,534	45,552	1,093	(a)	7,929,246
Prepaid expenses	86,128	-	-			86,128
Inventories, net	2,311,924	98,538	-			2,410,462
Other current assets	3,867,614	111,817	109,013			4,088,444
Right of use asset	-	-	-	104,769	(a)	104,769
Amounts due from related parties	-	116,550	325,203	(220,871)	(d)	220,882
TOTAL CURRENT ASSETS	24,050,075	1,698,259	948,272	(82,408)		26,614,198
Property, equipment and software, net	6,216,715	51,445	3,028			6,271,188
Long-term investment	49,489	-	-			49,489
Goodwill	-	-	-	7,277,374	(f)	7,277,374
TOTAL ASSETS	30,316,279	1,749,704	951,300	7,194,966		40,212,249

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	2,125,138	678,057	390,650			3,193,845
Accounts payable	400,583	385,375	132,470			918,428
Advances from customers	457,207	-	3,725			460,932
Advances from customers-related parties	2,895	-	-			2,895
Amounts due to related parties	2,283,861	-	-	930,309	(a)(c)(d)	3,214,170
Accrued payroll and benefit	348,222	28,185	19,421	33,526	(a)	429,354
Other payables and accrued expenses	3,905,197	282,772	100,407	169,043	(a)	4,457,419
Income tax payable	2,874	-	-			2,874
Derivative financial liabilities	314,935	-	-			314,935
Convertible note payable	247,356	-	-			247,356
Lease liability	-	-	-	109,978	(a)	109,978
TOTAL CURRENT LIABILITIES	10,088,268	1,374,389	646,673	1,242,856		13,352,186

Long-term bank loans	5,752,188	-	-			5,752,188
TOTAL LIABILITIES	15,840,456	1,374,389	646,673	1,242,856		19,104,374

EQUITY
Ordinary shares	173,810,795	1,279,958	389,297	16,461,463	(a)(b)(c)(f)	191,941,513
Additional paid-in capital	22,447,083	-	-	(11,473,576)	(f)	10,973,507
Reserve	10,209,086	-	-	(25,088)	(c)(f)	10,183,998
Accumulated deficit	(215,251,484)	(933,057)	(3,470)	936,525	(a)(b)(c)	(215,251,486)
Accumulated other comprehensive income	23,260,343	28,414	(81,200)	52,786	(a)(b)(c)	23,260,343
Total equity of the Company	14,475,823	375,315	304,627	5,952,110		21,107,875
Non-controlling interest	-	-	-	-		-
TOTAL EQUITY	14,475,823	375,315	304,627	5,952,110		21,107,875
TOTAL LIABILITIES AND EQUITY	$30,316,279	$1,749,704	$951,300	$7,194,966		$40,212,249

Taoping Inc.

Unaudited Pro Forma

Condensed Combined Statement of Operations

For the year ended December 31, 2024

				Transaction
				Accounting		Pro Forma
	TAOP	SZSS	TJWD	Adjustments	Note 3	Combined
Revenue – Products	$24,494,503	-	-			$24,494,503
Revenue – Products-related parties	134,077	-	-			134,077
Revenue – Advertising	4,290,173	-	-			4,290,173
Revenue – Software	7,446,966	-	-			7,446,966
Revenue – Service	-	114,600	-			114,600
Revenue – MRO	-	311,887	420,986			732,873
Revenue –Project	-	583,095	254,331			837,426
Revenue – Others	304,484	-	-			304,484
Revenue – Other-related parties	2,309	-	-			2,309
TOTAL REVENUE	36,672,512	1,009,582	675,317			38,357,411

Cost – Products	22,148,743	-	-			22,148,743
Cost – Advertising	4,307,542		-			4,307,542
Cost – Software	2,430,562	-	-			2,430,562
Cost – Service	-	47,653	-			47,653
Cost – MRO	-	264,074	275,183			539,257
Cost – Project	-	512,457	167,802			680,259
Cost – Other	15,215	-	-			15,215
TOTAL COST	28,902,062	824,184	442,985			30,169,231

GROSS PROFIT	7,770,450	185,398	232,332			8,188,180

Administrative expenses	6,209,596	490,224	237,712			6,937,532
Research and development expenses	2,424,127	-	-			2,424,127
Selling expenses	745,289	7,989	-			753,278
LOSS FROM OPERATIONS	(1,608,562)	(312,815)	(5,380)			(1,926,757)

Subsidy income	58,540	-	-			58,540
Other income, net	203,081	37,022	4,539			244,642
Interest expense and debt discounts, net of interest income	(458,303)	(6,590)	(5,847)			(470,740)
(LOSS) BEFORE INCOME TAXES	(1,805,244)	(282,383)	(6,688)			(2,094,315)

Income tax (expense)	(14,143)	-	(10,666)			(24,809)
NET (LOSS)	(1,819,387)	(282,383)	(17,354)			$(2,119,124)
Less: Net (loss) attributable to the non-controlling interest	-	-	-			-
NET (LOSS) ATTRIBUTABLE TO THE COMPANY	$(1,819,387)	$(282,383)	(17,354)			$(2,119,124)
(Loss) per share - Basic and Diluted
Basic	$(7.60)					$(0.26)
Diluted	$(7.60)					$(0.26)
(LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(7.60)					$(0.26)
Diluted	$(7.60)					$(0.26)
Weighted average number of shares*	239,335					8,101,447

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

Taoping Inc.

Unaudited Pro Forma

Condensed Combined Statement of Operations

For the six months ended June 30, 2025

				Transaction
				Accounting		Pro Forma
	TAOP	SZSS	TJWD	Adjustments	Note 3	Combined
Revenue – Products	$14,129,140	-	-	-		$14,129,140
Revenue – Advertising	2,360,606	-	-			2,360,606
Revenue – Software	901,838	-	-			901,838
Revenue – Service	-	202,881	-			202,881
Revenue – MRO	-	148,046	187,466			335,512
Revenue –Project	-	1,352,214	956,339	(31,102)	(e)	2,277,451
Revenue – Others	209,868	-	-			209,868
Revenue – Other-related parties	1,369	-	-			1,369
TOTAL REVENUE	17,602,821	1,703,141	1,143,805	(31,102)		20,418,665

Cost – Products	12,918,291	-	-			12,918,291
Cost – Advertising	2,194,507		-			2,194,507
Cost – Software	568,241	-	-			568,241
Cost – Service	-	27,265	-			27,265
Cost – MRO	-	131,973	124,294			256,267
Cost – Project	-	1,172,182	662,851	(31,102)	(e)	1,803,931
Cost – Other	147,414	-	-			147,414
TOTAL COST	15,828,453	1,331,420	787,145	(31,102)		17,915,916

GROSS PROFIT	1,774,368	371,721	356,660	-		2,502,749

Administrative expenses	4,700,561	444,706	203,169	56,021	(a)	5,404,457
Research and development expenses	799,246	-	-			799,246
Selling expenses	458,692	994	-			459,686
(LOSS) INCOME FROM OPERATIONS	(4,184,131)	(73,979)	153,491	(56,021)		(4,160,640)

Subsidy income	628	-	-			628
Income from long-term investments	69,621	-	-			69,621
Other (loss) income, net	(78,693)	386	(8,659)			(86,966)
Interest expense and debt discounts, net of interest income	(466,254)	(3,934)	(7,028)	(954)	(a)	(478,170)
(LOSS) INCOME BEFORE INCOME TAXES	(4,658,829)	(77,527)	137,804	(56,975)		(4,655,527)

Income tax (expense)	(20,720)	(4,971)	(55,118)			(80,809)
NET (LOSS) INCOME	(4,679,549)	(82,498)	82,686	(56,975)		(4,736,336)
Less: Net income (loss) attributable to the non-controlling interest	-	-	-	-		-
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(4,679,549)	$(82,498)	82,686	$(56,975)		$(4,736,336)
(Loss) per share - Basic and Diluted
Basic	$(6.54)					$(0.55)
Diluted	$(6.54)					$(0.55)
(LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(6.54)					$(0.55)
Diluted	$(6.54)					$(0.55)
Weighted average number of shares	715,992					8,555,361

Taoping Inc.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Pro Forma Presentation

Overview

The unaudited Pro Forma Condensed Combined Financial Information has been prepared assuming the Acquisition is accounted for using the acquisition method of accounting with TAOP as the acquiring entity and Skyladder Group Limited (“SGL”) as the acquiree. Under the acquisition method of accounting, TAOP’s assets and liabilities will retain their carrying amounts while the assets and liabilities of SGL will be recorded at their fair values measured as of the acquisition date. The excess of the estimated fair value of the consideration over the estimated fair values of net assets acquired will be recorded as goodwill. The Transaction Accounting Adjustments have been prepared as if the Transaction had taken place on June 30, 2025 in the case of the Unaudited Pro Forma Condensed Combined Balance Sheets, and on January 1, 2024 in the case of the Unaudited Pro Forma Condensed Combined Statements of Operations.

The acquisition method of accounting is based on ASC 805, and uses the fair value concepts defined in ASC 820. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The Transaction Accounting Adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and additional analyses are performed. The unaudited Pro Forma Condensed Combined Financial Information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined.

Note 2. Preliminary Allocation of Purchase Price

The allocation of the purchase consideration herein is preliminary. The final allocation of the purchase consideration will be determined after the completion of a detailed analysis to determine the fair value of all assets acquired, but in no event later than one year following the closing of the Transaction. Accordingly, the final acquisition accounting adjustments could differ materially from the preliminary amounts presented herein. Any later adjustments to the fair values of the assets acquired and liabilities assumed, compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the Company following the closing of the Transaction. The purchase consideration was preliminarily allocated as follows:

Fair value of Consideration:

The total maximum consideration under the Purchase Agreement is RMB 152 million (approximately US$21.36 million), representing the aggregate value of all 7,882,921 Consideration Shares if all Performance Targets are achieved and no forfeiture occurs. All of the Consideration Shares are subject to forfeiture contingent upon the achievement of the Performance Targets; accordingly, the fair value of the Consideration Shares recognized in the purchase price allocation reflects the probability-weighted fair value of the Consideration Shares expected to be unlocked as of the acquisition date. The fair value of consideration of $7,252,286 reflected herein represents management’s preliminary estimate as of the acquisition date of November 26, 2025, based on the closing market price of TAOP’s ordinary shares on that date and the estimated probability of achieving the Performance Targets.

Fair value of consideration on November 26, 2025 (completion date)	$7,252,286

Assets acquired (liabilities assumed):
Cash and cash equivalents	$24,826
Accounts receivable	3,901,693
Advances to suppliers	687,945
Inventories	487,455
Other current assets	284,779
Amounts due from related parties	116,752
Property, plant and equipment	52,436
Right of use assets	88,416
Short-term bank loans	(1,241,930)
Accounts payable	(2,855,540)
Advances from customers	(1,068,002)
Accrued payroll and benefit	(97,627)
Other payables and accrued expenses	(273,158)
Income tax payable	(28,987)
Lease liabilities	(104,146)
Total net liabilities acquired	(25,088)
Goodwill	7,277,374
Total fair value of Consideration	$7,252,286

In connection with the acquisition of SZSS and TJWD, management evaluated whether any identifiable intangible assets existed as of the acquisition date in accordance with ASC 805, Business Combinations. Management’s evaluation included an assessment of whether any customer relationships, trade names or trademarks, developed technology, or non-compete agreements satisfied either the separability criterion or the contractual-legal criterion for recognition apart from goodwill under ASC 805. Based on this evaluation, management determined that SZSS and TJWD did not possess any separately identifiable intangible assets as of the completion date of acquisition.

Note 3. Pro Forma Adjustments

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a) Skyladder New Century (Tianjin) IoT Technology Co., Ltd. (“Skyladder New Century”) is a holding company with no operations other than its ownership of Tianjin Weida Elevator Co., Ltd. (“Tianjin Weida”) from its inception on January 10, 2025 through June 30, 2025. The assets, liabilities, and equities of Skyladder New Century as of June 30, 2025 are put back through this Pro Forma adjustment.

(b) Tianjin Weida was acquired by Skyladder New Century on May 29, 2025. This Pro Forma adjustment represents the elimination of the shareholders’ equity of Tianjin Weida as of May 29, 2025 against the purchase price incurred by Skyladder New Century.

(c) This Pro Forma adjustment represents the acquisitions of Shenzhen Skyladder and Skyladder New Century by SGL under common control.

(d) This Pro Forma adjustment represents the elimination of intercompany balances of receivables and payables between Shenzhen Skyladder, Tianjin Weida, and Skyladder New Century as of June 30, 2025.

(e) This Pro Forma adjustment represents the elimination of intercompany sales and purchases between Shenzhen Skyladder and Tianjin Weida during the six months ended June 30, 2025 and year ended December 31, 2024.

(f) This Pro Forma adjustment represents the elimination of the shareholders’ equity of SGL and the allocation of the fair value of consideration, fair value adjustments and resulting goodwill due to the completion of the acquisition by THL as of November 26, 2025.